BioHarvest Sciences to Participate in iAccess Alpha Buyside Best Ideas Conference on September 24-25, 2024

Vancouver, British Columbia and Rehovot, Israel – September 12, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology process, today announced that it has been invited to present at the iAccess Alpha Buyside Best Ideas Investor Conference on September 24-25, 2024.

CEO Ilan Sobel is scheduled to host virtual one-on-one meetings with institutional investors throughout the event, and will host a virtual presentation as follows:

iAccess Alpha Buyside Best Ideas Conference

Date: Tuesday, September 24, 2024

Time: 1:00 p.m. Eastern time

Webcast: https://www.webcaster4.com/Webcast/Page/3064/51220

All interested media and investors are invited to join this online presentation. Please join at least five minutes before the start of the presentation to ensure timely participation.

A live audio webcast and archive of the presentation will be available using the webcast link above. Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact MZ Group at BHSC@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us